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hello I'm Brian Konopka and this is my

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partner Brian Kelly now previous careers

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I was a classically trained chef work at

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four-star New York Times rate of

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restaurants as well as three Michelin

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star restaurants both in Paris as well

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as in Spain and I'm Brian Kelly a former

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New York City firefighter and a serial

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entrepreneur was created operated

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numerous businesses throughout my career

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and believe it or not between Brian and

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I we have over 50 years experience in

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the hospitality industry I've spent the

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last 10 years of my life eating Japanese

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food more than five times a week

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now that's an earnest approximation I

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guess you could say I'm sort of a

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Japanese food enthusiast there's no

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other type of cuisine that provides so

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much enjoyment for calories Japanese

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food does was with this devotion that we

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founded Kobe Aki restaurants in 2011

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right here in 7th Avenue 27th Street

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Manhattan Kobayashi is a fast casual

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Japanese restaurant concept founded with

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the idea that we could modernize the

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traditional Japanese food experience in

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a fast casual environment while also

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making it healthier more convenient and

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more affordable so a lot more people

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could enjoy Japanese food as often as we

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do our goal has always been to create

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food that makes people happy served in a

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welcoming environment after the first

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Kobe Aki restaurant opened in Chelsea

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locations at Bryant Park and the Upper

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East Side soon followed you most

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recently opened a Kobe Aki location

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inside Madison Square Garden the world's

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greatest arena it's been a dream come

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true for us to serve our delicious food

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there's so many people throughout New

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York City

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and be part of the MSG

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family over the years you've proven that

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Kobe hockey is in high demand

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whether it's located in a mixed-use

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thoroughfare a midtown office district a

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residential neighborhood or a world

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famous arena our fifth and newest

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location is currently under construction

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in Newport Jersey City which happens to

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be one of the most successful mixed-use

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communities in the world in this

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environment

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Kobe hockey's customers will range from

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weekday office workers to residential

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diners as well as weekend shoppers these

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strong seven-day-a-week demographics

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project what could be the most

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successful

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Kobe hockey yet for our newest location

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we wanted to share our growth with a

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community of our supporters while

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enriching as many lives in the process

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as possible the JOBS Act which was

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signed into law in 2012 with bipartisan

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support enables us to share the revenue

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from the newest Kobe Aki restaurant with

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a community of our supporters the

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recently finalized title 3 of this Act

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allows us to carve out half of the

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funding of the new location and offer it

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to the people who believe in our vision

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of a fresh approach to Japanese food it

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also allows us to return back twice the

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amount of money you contribute you may

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be thinking why is Kobe Aki raising

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money this way when there's so many

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other options for successful companies

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the truth is we would rather give our

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supporters twice their money back and

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give our profits to a faceless Bank in

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the process we can build a community of

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individuals who care about the growth of

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a brand that they want to see succeed

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brands only evolved with the

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collaboration of a community of

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supporters who believed in them we value

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the opinion and commitment of our

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patrons far more than that of any

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financial institution our fans have

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fueled our success just check out some

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of this amazing food photography on

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Instagram by the fans who love the kobe

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aki brand part of our mission for Kobe

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AG has always been the Japanese concept

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of Kaizen simply stated this means

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constantly evolving with creativity and

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entrepreneurialism at our core we

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believe that there's a more innovative

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way to grow along with a community of

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our supporters you could be part of Kobe

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Aki's growth for as little as $100

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investment if you would like to share

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kobe oggi success and profits we would

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love for you to become part the next

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chapter of our story how did you like

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your Kobe Aki sandwich game how he likes

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to watch hockey I'm talk about this

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bahai tuna salad that they have with

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avocado and we come back sports before

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banky because somebody's eating